Independent Auditors’ Consent

The Board of Directors and Stockholders
United Bancorporation of Alabama, Inc.

We consent to the incorporation by reference in the registration statement (No. 333–111503 on Form S–3) of United Bancorporation of Alabama, Inc. of our report dated March 5, 2004 with respect to the consolidated balance sheets of United Bancorporation of Alabama, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period then ended December 31, 2003, which report appears in the December 31, 2003, annual report on Form 10–K of United Bancorporation of Alabama, Inc.

/s/ KPMG LLP

Birmingham, Alabama
March 30, 2004